United States Securities and Exchange Commission
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-00815
DuPont 401(k) and Profit Sharing Plan
(Full title of plan)
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
(Name and Address of Principal Executive Office of Issuer)

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont 401(k) and Profit Sharing Plan Dated: June 28, 2007
By:	/s/ Robert Slone
Robert Slone
Director of Global Rewards, Policy & Strategy and US Delivery

DuPont 401(k) and Profit Sharing Plan
Index to Financial Statements and Supplemental Schedules

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
DuPont 401(k) and Profit Sharing Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont 401(k) and Profit Sharing Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/ PRICEWATERHOUSECOOPERS
Philadelphia, Pennsylvania
June 25, 2007

DuPont 401(k) and Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value:
Common/collective trust funds	$3,538,801	$2,691,540
Mutual funds	7,470,585	4,711,557
Company stock fund	597,110	364,693
Participant loans	177,604	155,111

Total investments	11,784,100	7,922,901

Receivables:
Participant contributions	43,217	—
Employer contributions	207,452	—
Dividends and interest	231	95

Total receivables	250,900	95

Cash	160	7,775

Net assets available for benefits, at fair value	12,035,160	7,930,771

Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	47,640	37,549

Net assets available for benefits	$12,082,800	$7,968,320

The accompanying notes are an integral part of these financial statements.

DuPont 401(k) and Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$643,064	$95,825
Interest income	10,690	8,408
Dividend income	590,660	307,788

Total investment income	1,244,414	412,021

Contributions:
Participant	1,997,973	977,983
Employer	1,172,346	409,064
Rollover	58,631	54,271

Total contributions	3,228,950	1,441,318

Total additions	4,473,364	1,853,339

Deductions to net assets attributed to:
Benefits paid to participants	358,084	454,381
Administrative expenses	800	600

Total deductions	358,884	454,981

Net increase	4,114,480	1,398,358

Net assets available for benefits:
Beginning of year	7,968,320	6,569,962

End of year	$12,082,800	$7,968,320

The accompanying notes are an integral part of these financial statements.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the DuPont 401(k) and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan, which became effective January 1, 2003, is sponsored by E. I. du Pont de Nemours and Company (“Plan Sponsor”). Eligible employees of the Plan Sponsor’s subsidiaries or general partnerships, which have adopted the Plan with the Plan Sponsor’s approval, are eligible to participate in the Plan. Currently, DuPont Holographics, Inc., DuPont Displays Enhancements, Inc., DuPont Displays, Inc., and, effective January 1, 2006, DuPont Liqui-box Corporation (collectively the “Employer” or the “Company”) have adopted the Plan.
All employees of the Company are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement to which the Company is a party unless the agreement calls for the employee’s participation in the Plan or an employee whose services are leased from another company. Participation begins the first day of employment.
The designated trustee of the Plan is Merrill Lynch Trust Co., FSB, (“Merrill Lynch”).
Contributions
Each year, participants may contribute between 1 percent to 75 percent of their eligible earnings, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company will make a matching contribution of 100 percent of the first 3 percent of eligible earnings that a participant contributes to the Plan plus an additional matching contribution of 50 percent of any contributions that exceed 3 percent but do not exceed 5 percent of the participant’s eligible compensation. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service (“IRS”) and the Plan terms.
In addition, the Plan permits each participating Company to make a discretionary profit sharing contribution for the benefit of their eligible employees. Any employee of such participating company who is actively employed on the last day of the Plan year or who retired, died, or became disabled during the Plan year will receive an allocation based on the ratio that the participant’s compensation bears to the total compensation of all eligible participants. For the year ended December 31, 2006, a contribution of $182,812 was made to the Plan for the benefit of eligible employees of DuPont Liqui-box Corporation.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fourteen mutual funds, four common/collective trust funds and a company stock fund as investment options for participants.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon. A participant’s vested interest in the Company’s profit sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent
immediately upon participation 1 2 3 or more	0% 33% 66% 100%
In addition, a participant becomes 100 percent vested in all contributions upon attainment of normal retirement age (age 59 1/2), disability, or death while employed by the Company.
Participant Loans
Participants may borrow from their 401(k) and matching fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less the participant’s highest outstanding loan balance during the previous twelve months) or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5 percent to 11.5 percent, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions. A maximum of one loan per participant may be outstanding at any time and loan maturities cannot exceed five years, except for loans made to purchase a primary residence, in which case the maturity cannot exceed ten years.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements

Payment of Benefits
A withdrawal of all or a portion of a participant’s account may be made by the participant after attaining age 59 1/2. Withdrawals of employee contributions for undue financial hardship are also permitted. Upon termination, retirement, death, or disability, a participant may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution or in installments, payable in cash or in kind, or part in cash and part in kind.
Forfeited Accounts
Forfeitures will be used, as defined in the Plan, to pay administrative expenses and may reduce the amount of future Company contributions. There were no such forfeited amounts used during the Plan years ended December 31, 2006 and 2005.
Administrative Expenses
Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2006 and 2005, the Plan paid $800 and $600, respectively, in administrative expenses of the Plan including various recordkeeping services. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments can be included in the cost of such securities or investments or deducted from the sales proceeds.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in Common/collective trust (“CCT”) investments held by the Plan. However, contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the interest in CCT’s relating to fully benefit-responsive investment contracts with an adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year end. Shares of CCT’s are valued at net unit value as determined by the trustee at year end except when holding fully benefit-responsive investment contracts. The Company stock fund is valued at its year end unit closing price (defined as the year end market price of common stock plus uninvested cash position). Participant loans are valued at their outstanding balances, which approximate fair value.
The Plan holds shares of CCT’s that have investments in fully benefit-responsive investment contracts. For purposes of the Statement of Net Assets Available for Benefits, these CCT’s are stated at fair value. As provided in the FSP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of such investment contracts held by the CCT’s are determined using the market price of the underlying securities and the value of the investment contract.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3 — INVESTMENTS
The following table presents investments (at contract value) that represent 5% or more of the Plan’s net assets:

	December 31,
	2006	2005
Merrill Lynch Retirement Preservation trust	$2,555,940	$2,138,395
MFS Total Return fund	983,716	700,878
Templeton Growth fund	935,305	562,682
Franklin Balance Sheet	1,641,405	1,050,917
Blackrock Basic Value Fund Class I	811,854	484,956
DuPont stock fund	597,110	364,693	*
* Investment represents less than 5% of the net assets in the respective year.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements

During the years ended December 31, 2006, and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $643,064 and $95,825, respectively, as follows:

	2006	2005
Common/collective trust funds	$134,443	$29,708
Mutual funds	430,131	117,988
Company stock fund	78,490	(51,871)

	$643,064	$95,825

NOTE 4 — TAX STATUS
The Plan Sponsor has adopted the Merrill Lynch Prototype Non-Standardized Profit Sharing Plan with Cash or Deferred Arrangement (the “Merrill Lynch Prototype Plan”). The Merrill Lynch Prototype Plan received an Opinion Letter from the Internal Revenue Service dated June 4, 2002 stating that the form of the Plan is acceptable under section 401 of the Internal Revenue Code (“IRC”) for use by employers for the benefit of their employees. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE 5 — RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Stock Fund as an investment option. The Plan purchased $212,981 and $138,265 of stock during the years ended December 31, 2006 and 2005, respectively. The Plan sold $57,289 and $112,863 of stock during the years ended December 31, 2006 and 2005, respectively. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.
NOTE 6 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the profit sharing contributions.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$12,082,800	$7,968,320
Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(47,640)	(37,549)

Net assets available for benefits per the Form 5500	$12,035,160	$7,930,771

The following is a reconciliation of CCT gain per the financial statements for the year ended December 31, 2006 to the Form 5500:

December 31 2006
Net gain from Common/collective trusts included in the financial statements	$238,553
2006 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(47,640)
2005 adjustment from contract value to fair value for fully benefit-responsive investment contracts	37,549

Net gain fromCommon/collective trusts per the Form 5500	$228,461

NOTE 8 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedules

DuPont 401(k) and Profit Sharing Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)	(c)	(d)	(e)
				Current
	Identity of Issue	Description of Investment	Cost	Value

*	Merrill Lynch Small Cap Index CT Tier 2	Common/Collective Trusts	**	$303,387
*	Merrill Lynch Equity Index TR Tier 6	Common/Collective Trusts	**	536,590
*	Merrill Lynch International Index CT Tier 2	Common/Collective Trusts	**	190,524
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trusts	**	2,508,300

	Total common/collective trust funds			3,538,801

	AIM Charter Fund Instl CL	Registered Investment Company	**	212,656
*	Blackrock International Value Fund Class I	Registered Investment Company	**	386,742
*	Blackrock Fundamental Growth Fund Class I	Registered Investment Company	**	420,255
*	Blackrock Global Growth Fund Class I	Registered Investment Company	**	121,733
	Franklin Growth Fund Adv Class	Registered Investment Company	**	277,668
	Franklin Small-Mid Cap Growth Fund Adv Class	Registered Investment Company	**	537,313
	MFS Total Return Fund	Registered Investment Company	**	983,716
	Templeton Foreign Fund (Adv)	Registered Investment Company	**	313,909
	Templeton Growth Fund	Registered Investment Company	**	935,305
	AIM Constellation Fund Institutional	Registered Investment Company	**	173,114
	Franklin Balance Sheet Investment Fund Adv	Registered Investment Company	**	1,641,405
	MFS Research Fund	Registered Investment Company	**	212,782
*	Blackrock Balanced Capital Fund Class I	Registered Investment Company	**	442,133
*	Blackrock Basic Value Fund Class I	Registered Investment Company	**	811,854

	Total mutual funds			7,470,585

*	DuPont Company Stock Fund	Company Stock Fund	**	597,110

*	Participant loans	5% to 11.5% Maturing from January 2007 - December 2011	**	177,604

	TOTAL ASSETS (Held at End of Year)		**	$11,784,100

*	Party-in-interest
**	Cost not required for participant directed investments

DuPont 401(k) and Profit Sharing Plan
Schedule of Delinquent Participant Contributions
Form 5500, Schedule H, Part IV, Line I
For the Year Ended December 31, 2006

Participant Contributions Transferred Late to Plan	Total that Constitute
Nonexempt Prohibited
Transactions

Participant contributions withheld from the employees pay in March 2005. Deposited to the trust in November 2006.	$334

Total	$334